UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 13

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.

Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 13 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement (as defined below) and a direct wholly-owned subsidiary of Brookfield DTLA, Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, at the end of September 30, 2013,” set forth in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “5:00 p.m., New York City time, on October 4, 2013.”

ITEM 1.    SUMMARY TERM SHEET

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The title to the cover page of the Offer to Purchase is hereby amended by deleting the first sentence surrounded by a border and in bold font and replacing it with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON FRIDAY, OCTOBER 4, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.”

The first sentence of the subsection entitled “Scheduled Expiration Time” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Scheduled Expiration Time: 5:00 p.m., New York City time, on October 4, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).”

The second paragraph of the subsection entitled “Extension of the Offer” of the section entitled “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being October 3, 2013 and replacing it with “October 15, 2013”.

The response to the question entitled “Can the Offer be extended and under what circumstances?” in the section entitled “Frequently Asked Questions” on page 10 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being October 3, 2013 and replacing it with “October 15, 2013”.

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The Offer to Purchase and Items 4, 5, 6 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The first sentence of the third-to-last paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 5:00 p.m., New York City time, on October 4, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement.”

The second sentence of the first paragraph of subsection 1 entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

““Expiration Date” means 5:00 p.m., New York City time, on October 4, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.”

The second sentence of the second paragraph of subsection 1 entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being October 3, 2013 and replacing it with “October 15, 2013”.

Subsection 11 entitled “Background of the Offer; Past Contacts or Negotiations with the Company” of the section entitled “The Offer” of the Offer to Purchase is hereby amended by adding the following after the last paragraph of the subsection on page 38:

“On September 27, 2013, the parties jointly agreed to extend the Outside Date until October 15, 2013.”

The first sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 5:00 p.m., New York City time, on October 4, 2013, unless we extend the Offer or it is earlier terminated.”

The second sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being October 3, 2013 and replacing it with “October 15, 2013”.

The second bullet point of the second paragraph of the subsection “Termination” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 54 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being October 3, 2013 and replacing it with “October 15, 2013”.

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(P)	Press Release, dated September 30, 2013, issued by BPO.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2013	DTLA FUND HOLDING CO.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: September 30, 2013	BROOKFIELD DTLA HOLDINGS LLC By: Brookfield DTLA GP LLC, its Managing Member
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: September 30, 2013	BOP MANAGEMENT INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: September 30, 2013	BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: September 30, 2013	BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*

(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*

(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*

(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.*

(a)(5)(D)	Press Release, dated July 17, 2013, issued by BPO.*

(a)(5)(E)	Press Release, dated July 24, 2013, issued by BPO.*

(a)(5)(F)	Excerpt of Press Release announcing second-quarter 2013 earnings results, dated July 26, 2013, issued by BPO.*

(a)(5)(G)	Excerpt of transcript of conference call held by BPO on July 26, 2013, regarding the second-quarter 2013 earnings release of BPO.*

(a)(5)(H)	Press Release, dated August 2, 2013, issued by BPO.*

(a)(5)(I)	Press Release, dated August 9, 2013, issued by BPO.*

(a)(5)(J)	Press Release, dated August 16, 2013, issued by BPO.*

(a)(5)(K)	Press Release, dated August 23, 2013, issued by BPO.*

(a)(5)(L)	Press Release, dated August 30, 2013, issued by BPO.*

(a)(5)(M)	Press Release, dated September 9, 2013, issued by BPO.*

(a)(5)(N)	Press Release, dated September 16, 2013, issued by BPO.*

(a)(5)(O)	Press Release, dated September 23, 2013, issued by BPO.*

(a)(5)(P)	Press Release, dated September 30, 2013, issued by BPO.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 10, 2013).*

(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on August 15, 2013).*

(d)(5)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*

(d)(6)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*

(d)(7)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*

(d)(8)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(9)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*

(d)(10)	Assignment and Assumption Agreement, dated as of June 27, 2013, by and among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.*

(d)(11)	Assignment and Assumption Agreement, dated as of August 2, 2013, by and among DTLA Fund Holding Co., Brookfield DTLA Fund Properties Holding Inc. and, for purposes of Section 3 thereof only, BPO.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.